UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Partners Group Private Equity (Institutional TEI), LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Partners Group (USA) Inc.
450 Lexington Avenue, 39th Floor
New York, NY 10017

Telephone Number (including area code):

(212) 763-4700

Name and address of agent for service of process:

Brooks Lindberg
Partners Group Private Equity (Institutional TEI), LLC
c/o Partners Group (USA) Inc.
450 Lexington Avenue, 39th Floor
New York, NY 10017

with a copy to:

Joshua B. Deringer, Esquire
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes                                      ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, as of the 22nd day of July, 2010.

Partners Group Private Equity (TEI), LLC By: /s/ Scott Higbee Name: Scott Higbee Title: President By: /s/ Robert Collins Name: Robert Collins Title: CFO